UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K
☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REALPHA TECH CORP.

Full Name of Registrant

Former Name if Applicable

6515 Longshore Loop, Suite 100

Address of Principal Executive Office (Street and Number)

Dublin, Ohio 43017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

reAlpha Tech Corp. (the “Registrant,” “we,” “us” or “our”) has determined that it is not able to file its annual report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Registrant requires additional time to allow its auditor to complete the review of its consolidated financial statements and related portions of the Form 10-K. The Registrant presently expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Piyush Phadke	(707)	732-5742
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect that revenue will be $948,420 for the fiscal year ended December 31, 2024, an increase of $691,984, or 270%, from the comparable 2023 period, which increase was primarily driven by revenue generated by our recently acquired companies in the technology services segment, which have been fully integrated in our business and operations. Our revenues currently consist of the revenues generated in our technology services segment that we receive directly from, or from services related to, our technologies and acquired companies. The acquisition of AiChat Pte. Ltd. (“AiChat”), our AI conversational platform, and Debt Does Deals, LLC (d/b/a Be My Neighbor) (“Be My Neigfhbor”), our mortgage brokerage, generated $140,328 and $604,128, respectively, during the fiscal year ended December 31, 2024. These revenues were mainly comprised of the revenue generated from AiChat’s conversational AI technology to enterprise clients, and the mortgage brokerage services from Be My Neighbor. We expect to continue seeking acquisitions to continue growing our revenues. There was no revenue recorded in our rental business segment during the fiscal year ended December 31, 2024, compared to $83,268 for the comparable 2023 period, which decrease was due to the sale of all properties we previously held for the rental business segment’s operations as a result of discontinuing such operations. As of the date hereof, these operations have been fully shut down and we will not generate any revenues in such segment in the future.

We expect that cost of revenues will be $302,084 for the fiscal year ended December 31, 2024, an increase of $152,566, or 102%, from the comparable 2023 period. Cost of revenue primarily includes direct expenses associated with delivering our loan brokerage services and technology solutions, such as compensation-related expenses for roles supporting loan origination and customer interactions, along with other direct costs incurred in connection with services provided by AiChat. This increase is mainly due to the costs incurred by AiChat and Be My Neighbor in their ordinary course of business and operations, which amounted to $101,490 and $127,597, respectively.

We expect that other expenses will be $834,360 for the fiscal year ended December 31, 2024, a decrease of $5,787,660, or 117%, from the comparable 2023 period. This decrease was primarily due to the one-time gain on the sale of the myAlphie platform, which contributed to other income in the 2023 period. Additionally, we incurred an amortization of a $375,000 commitment fee related to our equity facility with GEM Yield Bahamas Limited and GEM Global Yield LLC SCS and stock compensation expenses of $207,454.

We expect that our loss from discontinued operations will be $18,339,635 for the fiscal year ended December 31, 2024, compared to $316,904 for the comparable 2023 period. This increase is mainly attributable to the goodwill impairment of Roost Enterprises, Inc. during our fiscal year ended December 31, 2024.

We expect that our net loss from continuing operations will be $7,628,454 for the fiscal year ended December 31, 2024, compared to $2,145,055 for the comparable 2023 period. The increase in net loss was primarily due to a one-time gain of $5,502,774 from the sale of myAlphie, a technology platform we previously developed and sold, that was recognized in the comparable 2023 period, which was not present in 2024.

We believe that our results contained herein for the fiscal year ended December 31, 2024 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-K and the Registrant’s expected financial results for the fiscal year ended December 31, 2024. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

reAlpha Tech Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2025	By:	/s/ Piyush Phadke
Piyush Phadke
Chief Financial Officer

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